WAL*MART México

FILE N°
82-4609

RECEIVED

07024429

June 11, 2007

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release reports May 2007 sales.
- Report on share repurchase for May 2007.

Sincerely,

PROCESSED
JUN 19 2007
THOMSON
FINANCIAL

Jorge Muñoz Lopez
Accounting Director

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

WAL-MART DE MEXICO REPORTS MAY 2007 SALES

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, June 7, 2007

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of May 2007, sales were **$17,361 million pesos**. This figure represents an **12.6%** increase over sales reported the same month last year, and a **8.3%** real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of **4.8%**, and of **0.8%** in real terms compared to the same month of 2006.

Real Sales Growth	May		January – May	
	2007	2006	2007	2006
Total Units (%)	8.3	15.0	11.7	14.9
Comparable Units (%)	0.8	5.1	3.7	5.3

Considering the **four-week period** from **May 5 to June 1, 2007** that compares with the four-week period ending June 2, 2006, as well as the **twenty two-week period** from **December 30, 2006 to June 1, 2007** and that compares with the twenty two-week period that ended June 2, 2006, sales growth was as follows:

Real Sales Growth	4 weeks		22 weeks	
	2007	2006	2007	2006
Total Units (%)	7.1	17.4	12.3	15.4
Comparable Units (%)	-0.3	7.1	4.2	5.7

Openings during the month of May:

We opened 4 Bodegas Aurrera in the States of Tamaulipas, Tlaxcala, Jalisco and Coahuila, as well as one Superama in Yucatan. Additionally, during June we have opened one Bodega Aurrera in the State of Mexico, making it 27 store openings to date: 13 Bodegas Aurrera, 1 Sam's Club, 1 Wal-Mart Supercenter, 2 Superamas, 5 Suburbias and 5 restaurants.

Corporate Social Responsibility:

Wal-Mart de Mexico was considered as the most sustainable Company of Mexico, and it's among the ten most sustainable in all Latin America in accordance with a study published by Latin Finance magazine. The study evaluates 78 ethics, corporate social responsibility, sustainability and corporate governance standards, according to criteria used by international organizations such as the OECD, Dow Jones and Global Reporting Initiative.

During the course of this year 13,335 associates have participated in 328 Wal-Mart de Mexico Foundation activities giving 81,972 volunteer men-hours.

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

CORPORATE AFFAIRS:
Raul Arguelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 02, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	39,565,000	8,572,775,186
02/05/2007	03198	BUY	1,000,000	43.279564	43,279,564	ACCIV	STOCK		40,565,000	8,571,775,186
								As of current report	40,565,000	8,571,775,186

Shareholders' equity amount	0
Capital stock amount	43,279,564

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,679,903,627	6,636,624,063

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 03, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	40,565,000	8,571,775,186
03/05/2007	03199	BUY	1,500,000	43.739609	65,609,414	IXE	STOCK		42,065,000	8,570,275,186
								As of current report	42,065,000	8,570,275,186

Shareholders' equity amount	0
Capital stock amount	65,609,414

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,636,624,063	6,571,014,649

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 04, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	42,065,000	8,570,275,186
04/05/2007	03200	BUY	1,500,000	44.421500	66,632,250	UBS	STOCK		43,565,000	8,568,775,186
								As of current report	43,565,000	8,568,775,186

Shareholders' equity amount	0
Capital stock amount	66,632,250

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,571,014,649	6,504,382,399

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MAY 10, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	43,565,000	8,568,775,186
10/05/2007	03201	BUY	1,500,000	42.279124	63,418,686	ACCIV	STOCK		45,065,000	8,567,275,186
								As of current report	45,065,000	8,567,275,186

Shareholders' equity amount	0
Capital stock amount	63,418,686

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,504,382,399	6,440,963,713

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 11, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	45,065,000	8,567,275,186
11/05/2007	03202	BUY	1,800,000	42.484228	76,471,610	UBS	STOCK		46,865,000	8,565,475,186
								As of current report	46,865,000	8,565,475,186

Shareholders' equity amount	0
Capital stock amount	76,471,610

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,440,963,713	6,364,492,103

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 15, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	46,865,000	8,565,475,186
15/05/2007	03203	BUY	2,000,000	41.786711	83,573,422	IXE	STOCK		48,865,000	8,563,475,186
								As of current report	48,865,000	8,563,475,186

Shareholders' equity amount	0
Capital stock amount	83,573,422

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,364,492,103	6,280,918,681

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 16, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	48,865,000	8,563,475,186
16/05/2007	03204	BUY	2,000,000	41.769396	83,538,792	ACCIV	STOCK		50,865,000	8,561,475,186
								As of current report	50,865,000	8,561,475,186

Shareholders' equity amount	0
Capital stock amount	83,538,792

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,280,918,681	6,197,379,889

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 17, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	50,865,000	8,561,475,186
17/05/2007	03205	BUY	1,500,000	42.189796	63,284,694	IXE	STOCK		52,365,000	8,559,975,186
								As of current report	52,365,000	8,559,975,186

Shareholders' equity amount	0
Capital stock amount	63,284,694

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,197,379,889	6,134,095,195

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 18, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	52,365,000	8,559,975,186
18/05/2007	03206	BUY	1,200,000	43.306594	51,967,913	ACCIV	STOCK		53,565,000	8,558,775,186
								As of current report	53,565,000	8,558,775,186

Shareholders' equity amount	0
Capital stock amount	51,967,913

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,134,095,195	6,082,127,282

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 22, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	53,565,000	8,558,775,186
22/05/2007	03207	BUY	1,500,000	42.629707	63,944,561	ACCIV	STOCK		55,065,000	8,557,275,186
								As of current report	55,065,000	8,557,275,186

Shareholders' equity amount	0
Capital stock amount	63,944,561

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

, As of last report	As of current report
6,082,127,282	6,018,182,722

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 23, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	55,065,000	8,557,275,186
23/05/2007	03208	BUY	1,500,000	42.748589	64,122,884	ACCIV	STOCK		56,565,000	8,555,775,186
								As of current report	56,565,000	8,555,775,186

Shareholders' equity amount	0
Capital stock amount	64,122,884

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,018,182,722	5,954,059,838

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MAY 24, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	56,565,000	8,555,775,186
24/05/2007	03209	BUY	1,500,000	41.929900	62,894,850	UBS	STOCK		58,065,000	8,554,275,186
								As of current report	58,065,000	8,554,275,186

Shareholders' equity amount	0
Capital stock amount	62,894,850

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,954,059,838	5,891,164,988

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 25, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	58,065,000	8,554,275,186
25/05/2007	03210	BUY	1,000,000	41.821701	41,821,701	ACCIV	STOCK		59,065,000	8,553,275,186
								As of current report	59,065,000	8,553,275,186

Shareholders' equity amount	0
Capital stock amount	41,821,701

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,891,164,988	5,849,343,287

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 29, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	59,065,000	8,553,275,186
29/05/2007	03211	BUY	1,000,000	40.678285	40,678,285	ACCIV	STOCK		60,065,000	8,552,275,186
								As of current report	60,065,000	8,552,275,186

Shareholders' equity amount	0
Capital stock amount	40,678,285

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,849,343,287	5,808,665,002

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 30, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	60,065,000	8,552,275,186
30/05/2007	03212	BUY	1,400,000	40.959139	57,342,795	IXE	STOCK		61,465,000	8,550,875,186
								As of current report	61,465,000	8,550,875,186

Shareholders' equity amount	0
Capital stock amount	57,342,795

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,808,665,002	5,751,322,208

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 31, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	61,465,000	8,550,875,186
31/05/2007	03213	BUY	850,000	41.551299	35,318,604	ACCIV	STOCK		62,315,000	8,550,025,186
								As of current report	62,315,000	8,550,025,186

Shareholders' equity amount	0

Capital stock amount	35,318,604

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,751,322,208	5,716,003,604

Issuer's Comments

END